Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

2 Year Autocallable Dual Directional Market-Linked Notes Linked to SPX

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying index:	S&P 500® Index (Ticker: SPX)
Pricing date:	May 17, 2023
Valuation dates:	May 17, 2024 (the "interim valuation date") and May 19, 2025 (the "final valuation date")
Maturity date:	Unless earlier redeemed, May 22, 2025
Automatic early redemption:	If the closing level of the underlying index on the interim valuation date is greater than or equal to the initial index level, the notes will be automatically redeemed on the third business day immediately following the interim valuation date for an amount in cash per security equal to $1,000 plus the premium.
Premium:	6.25% of the stated principal amount
CUSIP / ISIN:	17331HN93 / US17331HN933
Initial index level:	The closing level of the underlying on the pricing date
Final index level:	The closing level of the underlying on the final valuation date
Index return:	(i) The final index level minus the initial index level, divided by (ii) the initial index level
Payment at maturity (if not autocalled):	If the notes have not been previously redeemed, you will receive at maturity, for each note you then hold, the $1,000 stated principal amount plus the note return amount. If the notes are not automatically redeemed prior to maturity and the final index level is less than the final barrier level, you will receive only the principal amount of your notes at maturity. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Note return amount:	If the final index level is **greater than or equal to** the initial index level: the digital return amount If the final index level is **less than** the initial index level but **greater than or equal to** the final barrier level: $1,000 x the absolute value of the index return If the final index level is **less than** the final barrier level: $0
Final barrier level:	85% of the initial index level
Digital return amount:	$100.00 per note (representing a digital return equal to 10.00% of the stated principal amount).
Stated principal amount:	$1,000 per note
Pricing supplement:	Preliminary Pricing Supplement dated May 8, 2023

Hypothetical Payment at Early Redemption

Valuation Date	Premium	Hypothetical Payment at Early Redemption
May 17, 2024	6.25%	$1,062.50

If, on the interim valuation date, the closing level of the underlying is not greater than or equal to the initial index level, then the notes will not be automatically redeemed prior to maturity and you will not receive the premium indicated above.

Hypothetical Payment at Maturity**


$2,000
$1,750
$1,500
$1,250
$1,100.00
$1,000
$750
$500
$250
$0
Payment at Maturity per $1,000 Stated Principal Amount
$1,100.00 ($1,000 stated principal amount plus digital return amount)
$1,000.00 stated principal amount
-15.00%
10.00%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Underlying Return
The Notes
The Underlying Index

** If not automatically redeemed prior to maturity

Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. Selected Risk Considerations • You may not receive any positive return on your investment in the notes. • Your potential return on the notes at maturity is limited. • Your potential return on the notes in connection with an automatic early redemption is limited. • The notes may be automatically redeemed prior to maturity, limiting the term of the notes • Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if the notes are not automatically redeemed prior to maturity and the final index level is less than the final barrier level or the underlying index does not depreciate sufficiently from the initial index level to the final index level. • The probability that the final index level will be less than the final barrier level will depend in part on the volatility of the underlying index. • Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. • Your return on the notes will depend on the closing level of the underlying index on the valuation dates. • The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes. • The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • Sale of the notes prior to maturity may result in a loss of principal. • The estimated value of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement. • The value of the notes prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the notes. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 270327 and 333 - 270327 - 01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.